Exhibit 99.1

Nano Dimension Reports 2019 Third Quarter Financial Results

Presents Record High Quarterly Revenues and Increase in Gross Margin Year-Over-Year of 113%

Ness Ziona, Israel, November 13, 2019 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced financial results for the third quarter ended September 30, 2019.

Nano Dimension reported revenues of $2,243,000 for the third quarter of 2019, compared to $1,161,000 in the second quarter of 2019, and $1,672,000 in the third quarter of 2018. The company improved its gross margin (excluding amortization of intangibles) to 45% in the third quarter of 2019, in comparison with gross margin of 28% in the second quarter of 2019.

Nano Dimension ended the quarter with $5,466,000 in cash, while total operating loss (not including finance expense) for the third quarter was $3,273,000.

“We are proud with Nano Dimension’s record quarterly revenues of $2.2 million in the third quarter of 2019,” said Amit Dror, Chief Executive Officer of Nano Dimension. “Since the launch of the DragonFly LDM Lights-Out Digital Manufacturing System, we are witnessing a trend of acceleration in sales that proves that our rapid response and strategy have put us back on track of growth.”

“In addition, we witnessed improvement in other financial aspects, including increased consumables sales by 111%, compared to the previous quarter. We see this trend as a positive validation to our recurring-revenue business model which is based on our proprietary ink products. As we conclude this great quarter, we continue our efforts to execute our strategy for supporting our sales growth,” concluded Mr. Dror.

Conference call to be held today at 9:00 a.m. EDT.

Third Quarter 2019 Financial Results

●	Total revenues for the third quarter of 2019 were $2,243,000, compared to $1,161,000 in the second quarter of 2019, and $1,672,000 in the third quarter of 2018. The increase compared to both the second quarter of 2019 and the third quarter of 2019 was attributed to higher commercial sales of the DragonFly Additive Manufacturing system.

●	Gross margin for the third quarter of 2019 was 45% (excluding cost of goods from amortization of intangibles). This represent a material improvement from the 28% gross margin of the previous quarter. This change is a result of the introduction of the LDM system, which allowed an increase in the sale price of the DragonFly system. In addition, in the third quarter of 2019, our revenues from consumables have increased. Our ink products have high gross margins, of more than 70%, and with that they contributed to the overall increase in gross margin.

●	Research and development (R&D) expenses for the third quarter of 2019 were $2,083,000, compared to $2,322,000 in the second quarter of 2019, and $2,129,000 in the third quarter of 2018. The decrease compared to the second quarter of 2019 was mainly attributed to a decrease in payroll and related expenses. The decrease compared to the third quarter of 2018 was mainly attributed to a decrease in payroll and related expenses and materials expenses.

●	Sales and marketing expenses for the third quarter of 2019 were $1,217,000, compared to $1,507,000 in the second quarter of 2019, and $1,167,000 in the third quarter of 2018. The decrease compared to the second quarter of 2019 was mainly attributed to a decrease in payroll and related expenses. The increase compared to the third quarter of 2018 was mainly attributed to an increase in rent and travel expenses.

●	General and administrative (G&A) expenses for the third quarter of 2019 were $799,000, compared to $1,023,000 in the second quarter of 2019, and $685,000 in the third quarter of 2018. The decrease compared to the second quarter of 2019 was mainly attributed to a decrease in professional services expenses. The increase compared to the third quarter of 2018 was mainly attributed to an increase in professional services expenses.

●	Finance expenses, net, for the third quarter of 2019 were $1,035,000, compared to finance income, net, of $3,537,000 in the second quarter of 2019, and finance expense, net, of $34,000 in the third quarter of 2018. The decrease compared to the second quarter of 2019 is mainly as a result of a decrease in expenses due to changes in the fair value of convertible notes and warrants. The increase in finance expense compared to the third quarter of 2018 was a result of issuance expenses that were recognized as finance expenses, as well as expenses due to changes in the fair value of convertible notes and warrants.

●	Net loss for the third quarter of 2019 was $4,308,000, or $0.02 per share, compared to $1,188,000, or $0.01 per share, in the second quarter of 2019, and $3,628,000, or $0.04 per share, in the third quarter of 2018. The increase compared to both the second quarter of 2019 and the third quarter of 2018 was mainly attributed to finance expense of approximately $1,094,000 in the third quarter of 2019, as a result of issuance expenses and evaluation and changes in the fair value of convertible notes and warrants.

Nine Months Ended September 30, 2019 Financial Results

●	Total revenues for the nine months ended September 30, 2019 were $5,093,000, compared to $3,395,000 in the nine months ended September 30, 2018. The increase was attributed to commercial sales of the DragonFly Additive Manufacturing system.

●	R&D expenses for the nine months ended September 30, 2019 were $6,557,000, compared to $6,671,000 in the nine months ended September 30, 2018. The decrease resulted primarily from a decrease in materials and rent expenses.

●	Sales and marketing expenses for the nine months ended September 30, 2019 were $4,088,000, compared to $3,040,000 in the nine months ended September 30, 2018. The increase was mainly attributed to an increase in payroll and related expenses, marketing and advertising expenses and travel expenses.

●	G&A expenses for the nine months ended September 30, 2019 were $2,389,000, compared to $2,249,000 in the nine months ended September 30, 2018. The increase was mainly attributed to an increase in professional services expenses.

●	Finance income, net, for the nine months ended September 30, 2019 was $4,731,000, compared to finance expenses, net, of $161,000 in the nine months ended September 30, 2018. The finance income in the nine months ended September 30, 2019 was mainly as a result of evaluation and changes in the fair value of convertible notes and warrants.

●	Net loss for the nine months ended September 30, 2019 was $6,972,000, or $0.04 per share, compared to $11,521,000, or $0.13 per share, in the nine months ended September 30, 2018.

Balance Sheet Highlights

●	Cash and cash equivalents totaled $5,466,000 as of September 30, 2019, compared to $3,753,000 on December 31, 2018. The increase compared to December 31, 2018, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares in the first quarter of 2019, and from issuance of notes in the third quarter of 2019, less cash used in operations during the nine months ended September 30, 2019.

●	Shareholders’ equity totaled $10,922,000 as of September 30, 2019, compared to $15,572,000 as of December 31, 2018.

Conference call information

The Company will host a conference call to discuss these financial results today, November 13, 2019, at 9:00 a.m. EST (4:00 p.m. IST). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10136192. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-844-695-5517, International Dial-in Number: 1-412-902-6751, Israel Toll Free Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the potential of its products, a trend of acceleration in sales, validation to its recurring-revenue business model, and continuing efforts to execute its strategy for supporting sales growth. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Based on the projected cash flows and our cash balances as of September 30, 2019, Nano Dimension’s management is of the opinion that without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Nano Dimension’s ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

Consolidated Statements of Financial Position as at

	September 30,		December 31,
	2018	2019	2018
(In thousands of USD)	(Unaudited)	(Unaudited)

Assets
Cash and cash equivalents	7,529	5,466	3,753
Restricted deposits	51	31	21
Trade receivables	1,129	2,348	1,313
Other receivables	643	458	570
Inventory	2,644	3,620	3,116
Total current assets	11,996	11,923	8,773

Restricted deposits	359	359	347
Property plant and equipment, net	5,194	4,979	5,200
Right of use asset	-	4,054	-
Intangible assets	6,176	5,404	5,983
Total non-current assets	11,729	14,796	11,530
Total assets	23,725	26,719	20,303

Liabilities
Trade payables	1,020	487	1,414
Other payables	2,082	3,448	2,178
Total current liabilities	3,102	3,935	3,592

Liability in respect of government grants	852	811	895
Lease liability	-	3,476	-
Liability in respect of convertible notes and warrants	-	7,575	-
Other long-term liabilities	258	-	244
Total non-current liabilities	1,110	11,862	1,139
Total liabilities	4,212	15,797	4,731

Equity
Share capital	3,291	5,559	3,291
Share premium and capital reserves	63,943 (*)	64,023	63,969
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(47,643)	(58,582)	(51,610)
Total equity	19,513	10,922	15,572
Total liabilities and equity	23,725	26,719	20,303

(*)	Reclassified. During 2018 the Company changed the equity presentation in the Consolidated Statements of Financial Position. In order to simplify presentation, warrants, capital reserves for share based payments and from transactions with controlling shareholders, were consolidated into the share premium section. This classification did not have any effect on the total equity.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the Year ended December 31,
	2018	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	3,395	5,093	1,672	2,243	5,100

Cost of revenues	2,216	3,183	1,092	1,224	3,594

Cost of revenues - amortization of intangible	579	579	193	193	772

Total cost of revenues	2,795	3,762	1,285	1,417	4,366

Gross profit	600	1,331	387	826	734

Research and development expenses, net	6,671	6,557	2,129	2,083	8,623

Sales and marketing expenses	3,040	4,088	1,167	1,217	4,259

General and administrative expenses	2,249	2,389	685	799	3,002

Operating loss	(11,360)	(11,703)	(3,594)	(3,273)	(15,150)

Finance income	46	6,923	31	100	54

Finance expense	207	2,192	65	1,135 (*)	392

Total comprehensive loss	(11,521)	(6,972)	(3,628)	(4,308)	(15,488)

Basic loss per share	(0.13)	(0.04)	(0.04)	(0.02)	(0.17)
Basic loss per American Depositary Shares (after the change in the ADS ratio)	(6.40)	(2.08)	(1.90)	(1.21)	(8.40)

(*)	The Finance expenses are mainly attributed to the offerings we made during the nine month period ended September 30, 2019, resulting in issuance expenses of approximately $469,000 that were recognized as finance expenses, and expenses due to changes in the fair value of convertible notes and warrants of approximately $495,000.

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the nine months ended September 30, 2019:
Balance as of January 1, 2019	3,291	63,969	(1,509)	1,431	(51,610)	15,572
Issuance of ordinary shares, net	2,216	(632)	--	--	--	1,584
Exercise of rights to purchase	52	311	--	--	--	363
Share-based payments	--	375	--	--	--	375
Net loss	--	--	--	--	(6,972)	(6,972)

Balance as of September 30, 2019	5,559	64,023	(1,509)	1,431	(58,582)	10,922

For the three months ended September 30, 2019:
Balance as of July 1, 2019	5,559	63,850	(1,509)	1,431	(54,274)	15,057
Share-based payments	--	173	--	--	--	173
Net loss	--	--	--	--	(4,308)	(4,308)

Balance as of September 30, 2019	5,559	64,023	(1,509)	1,431	(58,582)	10,922